SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:      Press Release - COPA AIRLINES REPORTS AN ON-TIME PERFORMANCE OF 92.2% FOR 2005

Copa Airlines Reports an On-Time Performance of 92.2% For 2005

The Airline’s On-Time Performance Is Among the Best in the Industry Worldwide

          PANAMA CITY, Jan. 12 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), has reported an on-time performance for 2005 of 92.2% and a flight-completion factor of 99.6%, placing the airline among the best of the industry worldwide.

          Copa Airlines calculates its on-time performance based on on-time arrivals, utilizing international standards established by the aviation industry.

          “We are pleased at our consistently high on-time performance and flight- completion rates,” said Pedro Heilbron, CEO, Copa Airlines. “When passengers travel on Copa Airlines, they know they will arrive on time at their destinations. That fact, coupled with our convenient schedules and excellent connections through our Hub of the Americas, lead to more passengers selecting us every day as their airline of choice.”

          Copa Airlines is a leading Latin American provider of international airline passenger service. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and others. Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass(R). For more company information, visit http://copaair.com .

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 01/12/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO